Exhibit 99.3

SHAREHOLDERS' ANNUAL GENERAL MEETING CONVENED ON APRIL 16, 2020 AT 9:00 AM CEST
at the offices of Freshfields Bruckhaus Deringer LLP in Strawinskylaan 10, 1077 XZ Amsterdam, (NL)

PROXY FORM

To be sent to and to be received by: **Computershare S.p.A.**, Via Nizza 262/73, 10126 Turin (Italy), as Agent for **CNH Industrial N.V.**, by **11:00 p.m. CEST on April 9, 2020** by mail or by Fax (+39 011 0923202) or by e-mail (cnhi@computershare.it), as an attachment in PDF format.

Disclaimer

This Proxy Form shall be completed and signed by the Shareholder in order **to appoint Computershare S.p.A.** to vote as per attached Voting Instructions Form at the Shareholders' Annual General Meeting of CNH Industrial N.V.. Alternatively the Shareholder can **vote online** through the company website (www.cnhindustrial.com/Investor Relations/Shareholder Meetings).

Mandatory information *

THE UNDERSIGNED*				
Date of birth *	Place of birth *	Resident in (*town/city*) *		
At (*street address*) *		Italian Tax Code		
Telephone no. *	e-mail			
entitled to vote at the close of business of	**March 19, 2020 (record date)**	as ***(1):***		
☐ registered shareholder	☐ legal representative or agent with authority to sub-delegate	☐ Pledgee	☐ Taker-in	
☐ Beneficial interest holder	☐ official receiver	☐ manager	☐ other (specify)	
for no. *	**CNH Industrial common shares**			
(2) registered in the name of				
Date of birth *	Place of birth *	Resident in (*town/city*) *		
At (*street address*) *		Italian tax Code		
Registered in the securities account ***(3)*** no.	At	Bank code (ABI)	Branch code (CAB)	
as resulting from communication no. ***(4)***	Made by (*Bank*)			

APPOINTS Computershare S.p.A. to attend at the above mentioned meeting and **to vote**, with reference to the above shares, **in accordance with the instructions provided in the following Voting Instructions Form**. If no such directions are indicated,
ACKNOWLEDGES that Computershare S.p.A. will have the authority **to vote "For"** with regard to all following proposals.

DATE	Form of identification ***(5)*** *(type)**	Issued by *	no. *	**SIGNATURE**

1) *Specify the capacity of the proxy signatory and, where applicable, attach documentary proof of his power.*
2) *To be completed only if the registered shareholder is different from the proxy signatory; mandatory indications on relevant personal details must be included.*
3) *Provide the securities account number, Bank Codes and Branch Codes of the Depository, or in any case its name, available in the securities account statement.*
4) *Reference to the communication made by the intermediary and its name.*
5) *Provide details of a valid form of identification of the proxy signatory.*

1

SHAREHOLDERS' ANNUAL GENERAL MEETING CONVENED ON APRIL 16, 2020 AT 9:00 AM CEST
at the offices of Freshfields Bruckhaus Deringer LLP in Strawinskylaan 10, 1077 XZ Amsterdam, (NL)

Computershare

VOTING INSTRUCTIONS FORM

The Undersigned ____

INSTRUCTS the Appointed Representative to vote at the above indicated shareholders' meeting as follows

RESOLUTIONS OF THE AGENDA TO BE VOTED	***VOTE (Please tick as appropriate)***		
2.b. Adoption of the 2019 Annual Financial Statements	For	Against	Abstain
2.c. Determination and distribution of dividend	For	Against	Abstain
2.d. Release from liability of the executive directors and the non-executive directors of the Board	For	Against	Abstain
3.a. 2019 Remuneration Report (advisory vote)	For	Against	Abstain
3.b. Amendment to the Remuneration Policy	For	Against	Abstain
3.c. Proposal to approve the plan to award (rights to subscribe for) common shares in the capital of the Company to executive directors in accordance with Article 13.6 of the Company's Articles of Association	For	Against	Abstain
4.a. Re-appointment of Suzanne Heywood (executive director)	For	Against	Abstain
4.b. Re-appointment of Hubertus M. Mühlhäuser (executive director)	For	Against	Abstain
4.c. Re-appointment of Léo W. Houle (non-executive director)	For	Against	Abstain
4.d. Re-appointment of John B. Lanaway (non-executive director)	For	Against	Abstain
4.e. Re-appointment of Alessandro Nasi (non-executive director)	For	Against	Abstain
4.f. Re-appointment of Lorenzo Simonelli (non-executive director)	For	Against	Abstain
4.g. Re-appointment of Jacqueline A. Tammenoms Bakker (non-executive director)	For	Against	Abstain
4.h. Re-appointment of Jacques Theurillat (non-executive director)	For	Against	Abstain
4.i. Appointment of Howard Buffett (non-executive director)	For	Against	Abstain
4.j. Appointment of Nelda (Janine) Connors (non-executive director)	For	Against	Abstain
4.k. Appointment of Tufan Erginbilgic (non-executive director)	For	Against	Abstain
4.l. Appointment of Vagn Sørensen (non-executive director)	For	Against	Abstain
5. Proposal to re-appoint Ernst & Young Accountants LLP as the independent auditor of the Company	For	Against	Abstain
6. Replacement of the existing authorization to the Board of the authority to acquire common shares in the capital of the Company	For	Against	Abstain

SIGNATURE ....

2

CNH Industrial N.V.

VOTE

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ENDORSEMENT_LINE______________ SACKPACK_____________

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DESIGNATION (IF ANY)
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Your vote matters – here's how to vote!

You may vote online or by phone instead of mailing this card.

Votes submitted electronically must be received by 5:00 p.m., ET / 11:00 p.m. CET, on April 9, 2020.

Online
Go to **www.investorvote.com/CNHI** or scan the QR code – login details are located in the shaded bar below.

Phone
Call toll free 1-800-652-VOTE (8683) within the USA, US territories and Canada

Save paper, time and money! Sign up for electronic delivery at www.investorvote.com/CNHI

Using a **black ink** pen, mark your votes with an **X** as shown in this example. Please do not write outside the designated areas. X

Annual General Meeting Proxy Card

1234 5678 9012 345

▼ IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

A Proposals — The Board of Directors recommend that you vote FOR proposals 2(b) through 6.

	For	Against	Abstain
2.b. Adoption of the 2019 Annual Financial Statements.	☐	☐	☐
2.c. Determination and distribution of dividend.	☐	☐	☐
2.d. Release from liability of the executive directors and the non-executive directors of the Board.	☐	☐	☐
3.a. 2019 Remuneration Report (advisory vote).	☐	☐	☐
3.b. Amendment to the Remuneration Policy.	☐	☐	☐
3.c. Proposal to approve the plan to award (rights to subscribe for) common shares in the capital of the Company to executive directors in accordance with Article 13.6 of the Company's Articles of Association.	☐	☐	☐

4. To vote FOR, AGAINST or ABSTAIN on the re-appointment of the executive directors and the (re)-appointment of the non-executive directors:

	For	Against	Abstain
4.a. – Re-appointment of Suzanne Heywood (executive director)	☐	☐	☐
4.b. – Re-appointment of Hubertus M. Mühlhäuser (executive director)	☐	☐	☐
4.c. – Re-appointment of Léo W. Houle (non-executive director)	☐	☐	☐
4.d. – Re-appointment of John B. Lanaway (non-executive director)	☐	☐	☐
4.e. – Re-appointment of Alessandro Nasi (non-executive director)	☐	☐	☐
4.f. – Re-appointment of Lorenzo Simonelli (non-executive director)	☐	☐	☐
4.g. – Re-appointment of Jacqueline A. Tammenoms Bakker (non-executive director)	☐	☐	☐
4.h. – Re-appointment of Jacques Theurillat (non-executive director)	☐	☐	☐
4.i. – Appointment of Howard Buffett (non-executive director)	☐	☐	☐
4.j. – Appointment of Nelda (Janine) Connors (non-executive director)	☐	☐	☐
4.k. – Appointment of Tufan Erginbilgic (non-executive director)	☐	☐	☐
4.l. – Appointment of Vagn Sørensen (non-executive director)	☐	☐	☐

	For	Against	Abstain
5. Proposal to re-appoint Ernst & Young Accountants LLP as the independent auditor of the Company.	☐	☐	☐
6. Replacement of the existing authorization to the Board of the authority to acquire common shares in the capital of the Company.	☐	☐	☐

C 1234567890 JNT
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Small steps make an impact. Help the environment by consenting to receive electronic delivery, sign up at www.investorvote.com/CNHI qIF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. q Proxy — CNH INDUSTRIAL N.V. + 2020 ANNUAL GENERAL MEETING OF SHAREHOLDERS – APRIL 16, 2020 The undersigned, revoking all prior proxies, hereby appoints Michael P. Going with full power of substitution, as proxies to represent and vote as designated hereon, all common shares of CNH Industrial N.V. (the “Company”) that the undersigned would be entitled to vote if personally present at the Annual General Meeting of Shareholders of the Company on Friday, April 16, 2020, at the offices of Freshfields Bruckhaus Deringer LLP, Strawinskylaan 10, 1077 XZ Amsterdam, The Netherlands commencing at 9:00 A.M. Central European Summer Time and any adjournments thereof. IN THEIR DISCRETION, THE PROXIES ARE AUTHORIZED TO VOTE UPON SUCH OTHER MATTERS AS MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENTS THEREOF. ATTENDANCE OF THE UNDERSIGNED AT THE ANNUAL GENERAL MEETING OR ANY ADJOURNMENTS THEREOF WILL NOT BE DEEMED TO REVOKE THIS PROXY UNLESS THE UNDERSIGNED REVOKES THIS PROXY IN WRITING, SIGNS AND DELIVERS A PROXY WITH A LATER DATE, OR VOTES IN PERSON AT THE MEETING. B Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title. Date (mm/dd/yyyy) — Please print date below. Signature 1 — Please keep signature within the box. Signature 2 — Please keep signature within the box. C Non-Voting Items Change of Address — Please print new address below. Comments — Please print your comments below. Meeting Attendance Mark box to the right if you plan to attend the Annual Meeting.

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CNH Industrial N.V.

VOTE

000004

ENDORSEMENT_LINE______________ SACKPACK_____________

MR A SAMPLE
DESIGNATION (IF ANY)
ADD 1
ADD 2
ADD 3
ADD 4
ADD 5
ADD 6

Your vote matters – here's how to vote!

You may vote online or by phone instead of mailing this card.

Votes submitted electronically must be received by 5:00 p.m., ET / 11:00 p.m. CET, on April 9, 2020.

Online
Go to **www.investorvote.com/CNHI** or scan the QR code — login details are located in the shaded bar below.

Phone
Call toll free 1-800-652-VOTE (8683) within the USA, US territories and Canada

Save paper, time and money! Sign up for electronic delivery at www.investorvote.com/CNHI

Using a **black ink** pen, mark your votes with an **X** as shown in this example. Please do not write outside the designated areas. X

Annual General Meeting Proxy Card

1234 5678 9012 345

▼ IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

A Proposals — The Board of Directors recommend that you vote FOR proposals 2(b) through 6.

	For	Against	Abstain
2.b. Adoption of the 2019 Annual Financial Statements.	☐	☐	☐
2.c. Determination and distribution of dividend.	☐	☐	☐
2.d. Release from liability of the executive directors and the non-executive directors of the Board.	☐	☐	☐
3.a. 2019 Remuneration Report (advisory vote).	☐	☐	☐
3.b. Amendment to the Remuneration Policy.	☐	☐	☐
3.c. Proposal to approve the plan to award (rights to subscribe for) common shares in the capital of the Company to executive directors in accordance with Article 13.6 of the Company's Articles of Association.	☐	☐	☐

4. To vote FOR, AGAINST or ABSTAIN on the re-appointment of the executive directors and the (re)-appointment of the non-executive directors:

	For	Against	Abstain
4.a. - Re-appointment of Suzanne Heywood (executive director)	☐	☐	☐
4.b. - Re-appointment of Hubertus M. Mühlhäuser (executive director)	☐	☐	☐
4.c. - Re-appointment of Léo W. Houle (non-executive director)	☐	☐	☐
4.d. - Re-appointment of John B. Lanaway (non-executive director)	☐	☐	☐
4.e. - Re-appointment of Alessandro Nasi (non-executive director)	☐	☐	☐
4.f. - Re-appointment of Lorenzo Simonelli (non-executive director)	☐	☐	☐
4.g. - Re-appointment of Jacqueline A. Tammenoms Bakker (non-executive director)	☐	☐	☐
4.h. - Re-appointment of Jacques Theurillat (non-executive director)	☐	☐	☐
4.i. - Appointment of Howard Buffett (non-executive director)	☐	☐	☐
4.j. - Appointment of Nelda (Janine) Connors (non-executive director)	☐	☐	☐
4.k. - Appointment of Tufan Erginbilgic (non-executive director)	☐	☐	☐
4.l. - Appointment of Vagn Sørensen (non-executive director)	☐	☐	☐

	For	Against	Abstain
5. Proposal to re-appoint Ernst & Young Accountants LLP as the independent auditor of the Company.	☐	☐	☐
6. Replacement of the existing authorization to the Board of the authority to acquire common shares in the capital of the Company.	☐	☐	☐

C 1234567890 JNT

1 U P X 4 5 0 2 9 1

MR A SAMPLE (THIS AREA IS SET UP TO ACCOMMODATE 140 CHARACTERS) MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND

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Small steps make an impact. Help the environment by consenting to receive electronic delivery, sign up at www.investorvote.com/CNHI qIF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. q Proxy — CNH INDUSTRIAL N.V. + 2020 ANNUAL GENERAL MEETING OF SHAREHOLDERS – APRIL 16, 2020 The undersigned, revoking all prior proxies, hereby appoints Michael P. Going with full power of substitution, as proxies to represent and vote as designated hereon, all common and special voting shares of CNH Industrial N.V. (the “Company”) that the undersigned would be entitled to vote if personally present at the Annual General Meeting of Shareholders of the Company on Friday, April 16, 2020, at the offices of Freshfields Bruckhaus Deringer LLP, Strawinskylaan 10, 1077 XZ Amsterdam, The Netherlands commencing at 9:00 A.M. Central European Summer Time and any adjournments thereof. IN THEIR DISCRETION, THE PROXIES ARE AUTHORIZED TO VOTE UPON SUCH OTHER MATTERS AS MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENTS THEREOF. ATTENDANCE OF THE UNDERSIGNED AT THE ANNUAL GENERAL MEETING OR ANY ADJOURNMENTS THEREOF WILL NOT BE DEEMED TO REVOKE THIS PROXY UNLESS THE UNDERSIGNED REVOKES THIS PROXY IN WRITING, SIGNS AND DELIVERS A PROXY WITH A LATER DATE, OR VOTES IN PERSON AT THE MEETING. B Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title. Date (mm/dd/yyyy) — Please print date below. Signature 1 — Please keep signature within the box. Signature 2 — Please keep signature within the box. C Declaration and Power of Attorney: By checking this box, you irrevocably and unconditionally: (a) agree to be bound by the Special Voting Shares Terms and Conditions, as published on the CNH Industrial website; and (b) authorize and instruct Computershare represent you and act on your behalf in connection with any issuance, allocation, acquisition, transfer and/or repurchase of any Special Voting Share in accordance with and pursuant to the Special Voting Shares Terms and Conditions. D Non-Voting Items Change of Address — Please print new address below. Comments — Please print your comments below. Meeting Attendance Mark box to the right if you plan to attend the Annual Meeting. IF VOTING BY MAIL, YOU MUST COMPLETE SECTIONS A—D ON BOTH SIDES OF THIS CARD.